Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

ADDITIONAL INVESTMENT IN CANADA NICKEL COMPANY INC.
BY AVENIR MINERALS LIMITED

Toronto (August 28, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that Avenir Minerals Limited (“Avenir”), a wholly-owned subsidiary of Agnico Eagle, acquired 666,667 units (“Units”) of Canada Nickel Company Inc. (“Canada Nickel”) at a price of C$1.50 per Unit for total consideration of C$1,000,000.50 pursuant to a non-brokered private placement (the “Private Placement”). Each Unit is comprised of one common share of Canada Nickel (a “Common Share”) and one-half of one common share purchase warrant of Canada Nickel (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one Common Share at a price of C$2.25 for a period of 36 months following the closing date of the Private Placement.

On December 29, 2023, Agnico Eagle filed an early warning report disclosing that it owned Common Shares and Warrants representing approximately 12.0% and 15.6% of the then-issued and outstanding Common Shares on a non-diluted basis and partially-diluted basis, respectively. Thereafter, Canada Nickel completed certain dilutive securities issuances.

Immediately prior to the Private Placement, Avenir, together with its joint actor, Agnico Eagle, beneficially owned, or exercised control or direction over, 21,801,259 Common Shares and 7,960,629 Warrants, representing approximately 8.91% of the issued and outstanding Common Shares on a non-diluted basis and 11.78% of the issued and outstanding Common Shares on a partially-diluted basis (assuming the exercise of the Warrants beneficially owned, or over which control or direction is exercised, by Avenir at such time). Following the Private Placement, Avenir beneficially owns, or exercises control or direction over, 22,467,926 Common Shares and 8,293,962 Warrants, representing approximately 8.68% of the issued and outstanding Common Shares on a non-diluted basis and approximately 11.52% of the issued and outstanding Common Shares on a partially-diluted basis (assuming the exercise of the Warrants beneficially owned, or over which control or direction is exercised, by Avenir at such time), in each case, after giving effect to all other security issuances completed by Canada Nickel concurrently with the Private Placement.

Agnico Eagle and Canada Nickel are party to an investor rights agreement dated December 29, 2023, pursuant to which Agnico Eagle is entitled to certain rights, provided it maintains, directly or indirectly, certain ownership thresholds in Canada Nickel, including: (a) the right to participate in certain equity offerings and top-up its holdings in relation to dilutive issuances in order to maintain or acquire up to the greater of Agnico Eagle’s then-current ownership interest and an ownership interest of 15.6% (on a partially-diluted basis) in Canada Nickel; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person to the board of directors of Canada Nickel.

Avenir acquired the Common Shares and Warrants as part of its strategy of acquiring strategic positions in prospective opportunities with high geological potential. Depending on market conditions, strategic priorities and other factors, Avenir and Agnico Eagle may each, from time to time, acquire (directly or indirectly, through one or more of their respective affiliates) additional Common Shares, Warrants or other securities of Canada Nickel or dispose of some or all of the Common Shares, Warrants or other securities of Canada Nickel that it owns at such time.

An amended early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Each of Agnico Eagle’s and Avenir’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Canada Nickel’s head office is located at 130 King Street West, Suite 1900, Toronto, Ontario M5X 1E3.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. Agnico Eagle is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at August 28, 2026. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the acquisition or disposition of securities of Canada Nickel by Avenir and/or Agnico Eagle in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

3